January 2, 2018

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we submit, via electronic filing, Post-Effective Amendment No. 167 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to register shares of the Rational Trend Aggregation Dividend and Income Fund and the Rational Trend Aggregation Growth Fund, each a new series of the Trust.

If you have any questions, please contact Emily Little at (614) 469-3264, Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

4849-6443-2473.1